245 Summer Street

Fidelity® Investments

Boston, MA 02210

December 15, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity School Street Trust (the trust): File Nos. 002-57167 and 811-02676 Fidelity Global Credit Fund (formerly Global Bond Fund) (the fund(s)) Post-Effective Amendment No. 107

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, (33 Act) transmitted herewith on behalf of the trust is Post-Effective Amendment No.  107 to the trust’s current effective Registration Statement on Form N-1A.  This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus(es) and Statement(s) of Additional Information for the fund(s) referenced above.

Pursuant to Rule 472 under the 33 Act, each fund’s Prospectus(es) and SAI(s), as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Post-Effective Amendment No. 102.

This filing incorporates changes to fund name, modification of investment strategies and risks, and to adopt a new benchmark.  This filing also serves to make other non-material changes.

Pursuant to Rule 485(a), the trust elects an effective date of March 1, 2018.  We request your comments by January 15, 2018.

Please contact Renee Cummings at (603) 721-4221 with any questions or comments regarding this filing.

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/s/Renee Cummings
Renee Cummings
Legal Product Group